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                                                                      EXHIBIT 42

                            [ON PENNZOIL LETTERHEAD]

                                 July 29, 1997


Dear Shareholdcr:

         On July 28, 1997, Pennzoil Company announced its second quarter results. The second quarter was very strong, with improvement in virtually every aspect of our business. Recurring earnings reached $35.6 million, or 76 cents per share, a 44 percent increase over last year. This result exceeded the Wall Street consensus estimate by 10 percent and was the seventh consecutive quarter of year-over-year improvement in recurring income.

         For your review, I have enclosed a copy of Pennzoil's second quarter earnings press release. I have also enclosed a July 29, 1997 newspaper advertisement emphasizing the positive trend in Pennzoil's financial and operating performance.

         Your Board of Directors believes Pennzoil's consistent improvement over the past seven quarters reflects the success of Pennzoil's long-term strategic plan which was implemented in 1994. While I am personally very pleased with our second quarter performance, I believe there is still much improvement to come as a result of our pending initiatives, which include oil and gas projects in Azerbaijan, Egypt, Venezuela, Qatar and the Gulf of Mexico and our recently completed base oil and refining projects.

         As you know, on June 23, 1997, Union Pacific Resources Group Inc.
(UPR) announced a two-tiered, partial tender offer for just over half of Pennzoil's shares at a price of $84 per share in cash on the front-end. UPR also announced that it would seek to negotiate a merger in which remaining Pennzoil shares would be converted into UPR common stock. Your Board of Directors has determined that the UPR proposal is inadequate and not in the best interests of Pennzoil's shareholders and believes that pursuit of Pennzoil's strategic plan will produce greater long-term value than the UPR proposal.

         So far, 1997 has been a successful year. With your continued support, the rest of the year and beyond will be even more successful.

                                        Sincerely,


                                        /s/ JAMES L. PATE